UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Blackboard Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

091935502

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091935502

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Novak Biddle Venture Partners, L.P. (“NBVP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,091,247 shares, including 91,947 shares subject to immediately exerciseable warrants, except that Novak Biddle Company, L.L.C. (“NB Company”), the general partner of NBVP, may be deemed to have sole power to vote these shares, and E. Rogers Novak, Jr. (“Novak”) and A.G.W. Biddle, III (“Biddle”), the members of NB Company, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,091,247 shares, including 91,947 shares subject to immediately exerciseable warrants, except that NB Company, the general partner of NBVP, may be deemed to have sole power to dispose of these shares, and Novak and Biddle, the members of NB Company, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,091,247

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Novak Biddle Venture Partners II, L.P. (“NBVP II”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
317,214 shares, including 16,226 shares subject to immediately exerciseable warrants, except that Novak Biddle Company II, L.L.C. (“NB Company II”), the general partner of NBVP II, may be deemed to have sole power to vote these shares, and Novak and Biddle, the members of NB Company II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
317,214 shares, including 16,226 shares subject to immediately exerciseable warrants, except that NB Company II, the general partner of NBVP II, may be deemed to have sole power to dispose of these shares, and Novak and Biddle, the members of NB Company II, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 317,214

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Novak Biddle Company, L.L.C. (“NB Company”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,091,247 shares, including 91,947 shares subject to immediately exerciseable warrants, all of which are directly owned by NBVP.  NB Company, the general partner of NBVP, may be deemed to have sole power to vote these shares, and Novak and Biddle, the members of NB Company, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,091,247 shares, including 91,947 shares subject to immediately exerciseable warrants, all of which are directly owned by NBVP.  NB Company, the general partner of NBVP, may be deemed to have sole power to dispose of these shares, and Novak and Biddle, the members of NB Company, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,091,247

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Novak Biddle Company II, L.L.C. (“NB Company II”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
317,214 shares, including 16,226 shares subject to immediately exerciseable warrants, all of which are directly owned by NBVP II.  NB Company II, the general partner of NBVP II, may be deemed to have sole power to vote these shares, and Novak and Biddle, the members of NB Company II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
317,214 shares, including 16,226 shares subject to immediately exerciseable warrants, all of which are directly owned by NBVP II.  NB Company II, the general partner of NBVP II, may be deemed to have sole power to dispose of these shares, and Novak and Biddle, the members of NB Company II, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 317,214

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) E. Rogers Novak, Jr. (“Novak”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
1,408,461 shares, of which 1,091,247 are directly owned by NBVP (including 91,947 shares subject to immediately exerciseable warrants) and 317,214 are directly owned by NBVP II (including 16,226 shares subject to immediately exerciseable warrants).  Novak is a member of NB Company, the general partner of NBVP, and NB Company II, the general partner of NBVP II, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
1,408,461 shares, of which 1,091,247 are directly owned by NBVP (including 91,947 shares subject to immediately exerciseable warrants) and 317,214 are directly owned by NBVP II (including 16,226 shares subject to immediately exerciseable warrants). Novak is a member of NB Company, the general partner of NBVP, and NB Company II, the general partner of NBVP II, and may be deemed to have shared power to dispose these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,461

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A.G.W. Biddle, III (“Biddle”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
1,408,461 shares, of which 1,091,247 are directly owned by NBVP (including 91,947 shares subject to immediately exerciseable warrants) and 317,214 are directly owned by NBVP II (including 16,226 shares subject to immediately exerciseable warrants).  Biddle is a member of NB Company, the general partner of NBVP, and NB Company II, the general partner of NBVP II, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
1,408,461 shares, of which 1,091,247 are directly owned by NBVP (including 91,947 shares subject to immediately exerciseable warrants) and 317,214 are directly owned by NBVP II (including 16,226 shares subject to immediately exerciseable warrants).  Biddle is a member of NB Company, the general partner of NBVP, and NB Company II, the general partner of NBVP II, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,461

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Blackboard Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1899 L Street NW, 5th Floor Washington DC 20036

Item 2.
(a)

Name of Person Filing

This Statement is filed by Novak Biddle Venture Partners, L.P., a Delaware limited partnership (“NBVP”), Novak Biddle Venture Partners II, L.P., a Delaware limited partnership (“NBVP II”), Novak Biddle Company, L.L.C. (“NB Company”), Novak Biddle Company II, L.L.C. (“NB Company II”), E. Rogers Novak, Jr. (“Novak”) and A.G.W. Biddle, III (“Biddle”).  Novak and Biddle are the members of NB Company and NB Company II.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

NB Company, the general partner of NBVP, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by NBVP.   NB Company II, the general partner of NBVP II, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by NBVP II.   Novak and Biddle are members of NB Company and NB Company II and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by NBVP and NBVP II.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: 7501 Wisconsin Avenue East Tower, Suite 1380 Bethesda, MD 20814
	(c)	Citizenship NBVP and NBVP II are Delaware limited partnerships. NB Company and NB Company II are Delaware limited liability companies. Novak and Biddle are United States citizens.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 091935502

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2004:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of NBVP and NBVP II, and the limited liability company agreements of NB Company and NB Company II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

Novak Biddle Venture Partners, L.P.	/s/ A.G.W. Biddle, III
By Novak Biddle Company, L.L.C.	Signature
Its General Partner
A.G.W. Biddle, III
Member

Novak Biddle Venture Partners II, L.P.	/s/ A.G.W. Biddle, III
By Novak Biddle Company II, L.L.C.	Signature
Its General Partner
A.G.W. Biddle, III
Member

Novak Biddle Company, L.L.C.	/s/ A.G.W. Biddle, III
Signature

A.G.W. Biddle, III
Member

Novak Biddle Company II, L.L.C.	/s/ A.G.W. Biddle, III
Signature

A.G.W. Biddle, III
Member

A.G.W. Biddle, III	/s/ A.G.W. Biddle, III
Signature

E. Rogers Novak, Jr.	/s/ E. Rogers Novak, Jr.
Signature

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Blackboard Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 11, 2004

Novak Biddle Venture Partners, L.P.	/s/ A.G.W. Biddle, III
By Novak Biddle Company, L.L.C.	Signature
Its General Partner
A.G.W. Biddle, III
Member

Novak Biddle Venture Partners II, L.P.	/s/ A.G.W. Biddle, III
By Novak Biddle Company II, L.L.C.	Signature
Its General Partner
A.G.W. Biddle, III
Member

Novak Biddle Company, L.L.C.	/s/ A.G.W. Biddle, III
Signature

A.G.W. Biddle, III
Member

Novak Biddle Company II, L.L.C.	/s/ A.G.W. Biddle, III
Signature

A.G.W. Biddle, III
Member

A.G.W. Biddle, III	/s/ A.G.W. Biddle, III
Signature

E. Rogers Novak, Jr.	/s/ E. Rogers Novak, Jr.
Signature